

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 2, 2007

Mr. Dickson Lee
Chief Executive Officer
L&L Financial Holdings, Inc.
720 3rd Avenue
Suite #1611
Seattle, WA 98014

> **Re:** **L&L Financial Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Filed August 15, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2006 and**
> **October 31, 2006**
> **File No. 0-32505**

Dear Mr. Lee:

　　We have reviewed your supplemental response letter dated March 22, 2007 as well as your filings and have the following comments. As noted in our comment letter dated February 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 8A. Controls and Procedures

1.　　Please refer to prior comment 1. Revise to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Also, revise to disclose, if true, that during the three months ended April 30, 2006, no changes were made to your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Critical Accounting Policies and Estimates

2.　　Please refer to prior comment 2. Expand the discussion to provide a detailed analysis of your assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Report of Independent Registered Public Accounting Firm

3.   Please refer to prior comment 3. As previously requested, provide the firm's report for your fiscal year ended April 30, 2005. The report can not be referenced in this filing.

MD&A, Total Revenue

4.   Please refer to prior comment 21. Revise to only include KMC's revenues and expenses from October 30, 2006, the acquisition date.

MD&A, Other Income (Net)

5.   Please refer to prior comment 6. Discuss the reasons for the period-to-period changes in each material other income and expenses. It appears to us that other income and expenses have a material impact on your results of operations.

Note 2. Summary of Significant Accounting Policies

6.   Please disclose your significant accounting policies. A reference to your MD&A is not appropriate.

Note 3. Business Combination

7.   Please refer to prior comment 13. Please address in detail paragraphs 39 and A14-A28 of SFAS 141 in concluding that you are not required to recognize other intangible assets apart from goodwill.

Form 10-QSB for Fiscal Quarter Ended October 31, 2006

Item 7. Controls and Procedures

8.   Please refer to prior comment 20. Revise to include the conclusion of your principal financial officer regarding the effectiveness of your disclosure controls and procedures. Also, revise to disclose, if true, that during the three months ended October 31, 2006, no changes were made to your internal control over

financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Note 3(B). The following information relates to the detailed KMC operations acquisitions

9. Please refer to prior comment 23. It appears to us that the acquisition date is October 30, 2006 under paragraph 48 of SFAS 141. Please revise accordingly.

10. Please refer to prior comment 24. Delete the pro form balance sheet since your historical balance sheets include KMC.

Form 8-K filed February 27, 2006

11. Please refer to prior comment 19. File a Form 8-K identifying it as an Item 4.01 and provide all the disclosures and exhibit required under Item 304 of Regulation S-B.

Form 8-K filed November 13, 2006

12. Please refer to prior comment 27. As previously requested, revise your pro forma financial statements to provide columns (historical, pro forma adjustments and pro forma) giving effect to the KMC acquisition under Item 310(d) of Regulation S-B.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director